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                             February 7, 2023

       Dr. Michael Myers
       Chief Executive Officer
       Quoin Pharmaceuticals, Ltd.
       42127 Pleasant Forest Court
       Ashburn, VA 20148-7349

                                                        Re: Quoin
Pharmaceuticals, Ltd.
                                                            Registration
Statement on Form S-1
                                                            Filed February 3,
2023
                                                            File No. 333-269543

       Dear Dr. Michael Myers:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. When available, please revise your prospectus cover page to clarify the number of ADSs, pre-funded warrants,
common warrants and ordinary shares being offered.
   2. Please revise your prospectus cover page to disclose the date on which the offering will terminate. For
guidance, please refer to Item 501(b)(8)(iii) of Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Refer to Rules 460 and
461 regarding requests for acceleration. Please allow adequate
 Dr. Michael Myers
Quoin Pharmaceuticals, Ltd.
February 7, 2023
Page 2

time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jessica Ansart at 202-551-4511 or Celeste Murphy at 202-551-3257 with any questions.



                                                             Sincerely,

FirstName LastNameDr. Michael Myers                          Division of
Corporation Finance
                                                             Office of
Industrial Applications and
Comapany NameQuoin Pharmaceuticals, Ltd.
                                                             Services
February 7, 2023 Page 2
cc:       Yelena M. Barychev
FirstName LastName